UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MTM Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62474G101

(CUSIP Number)

Brian Kempner, Chief Operating Officer & General Counsel

FirstMark Capital, L.L.C.

1221 Avenue of the Americas

New York, New York 10020

(212) 792-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62474G101

1	Names of Reporting Persons. FirstMark Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,428,066(1)(2)(4)
8 Shared Voting Power 0
9 Sole Dispositive Power 2,428,066(1)(2)(4)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,428,066(1)(2)(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒(1)(2)
13	Percent of Class Represented by Amount in Row (11) 73.01%(1)(2)(3)(4)
14	Type of Reporting Person (See Instructions) IA

(1)	See Item 5 below.
(2)

As described in Items 4 and 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with the other Shareholder Parties (as defined below) pursuant to the terms of the Restated Shareholders’ Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 721,076 shares of Common Stock (as defined herein) (giving effect to the Issuer’s 1-for-15 reverse stock split on June 26, 2008), in the aggregate, beneficially owned by the other Shareholder Parties (including shares underlying options exercisable in 60 days) which are not included in the total reported above. In the case of Messrs. Pavony and Rothman, such share amounts reflect ownership as of July 25, 2007. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above and are reported giving effect to the Issuer’s 1-for-15 reverse stock split on June 26, 2008.

(3)	Based on shares of Common Stock outstanding as of May 31, 2008, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008.
(4)

The number of shares beneficially owned reflects the Issuer’s 1-for-15 reverse stock split which became effective on June 26, 2008. Unless otherwise stated, the share numbers reported in this Statement (as defined below) do not give effect to such reverse stock split.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of MTM Technologies, Inc. (formerly known as Micros-to-Mainframes, Inc.), a New York corporation (the “Issuer”). The address of Issuer’s principal executive offices is 1200 High Ridge Road, Stamford, Connecticut 06905.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by FirstMark Capital, L.L.C., a Delaware limited liability company (the “Reporting Person”). Effective August 20, 2008, the Reporting Person became the investment manager of certain funds formerly managed by the venture capital division of Pequot Capital Management, Inc., a Connecticut corporation (“Pequot”), including all of Pequot’s interests in the Issuer as previously reported on Schedule 13D, as amended.

The Reporting Person acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority. The address of the principal business and office of the Reporting Person, and of the Executive Officers and Controlling Persons (as defined below) is 1221 Avenue of the Americas, New York, NY 10020.

The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, FirstMark III, L.P., a Delaware limited partnership, formerly known as Pequot Private Equity Fund III, L.P. (“FM3”), and FirstMark III Offshore Partners, L.P., a Cayman Islands limited partnership, formerly known as Pequot Offshore Private Equity Partners III, L.P. (“FM3OP”, and together with FM3, the “Funds”).

The executive officers of the Reporting Person are Messrs. Gerald Poch, Lawrence D. Lenihan, Jr., Amish Jani, Richard Heitzmann and Brian Kempner and the controlling shareholders are Messrs. Poch and Lenihan (collectively, the “Executive Officers and Controlling Persons”). Each of the Executive Officers and Controlling Persons is a citizen of the United States.

Neither the Reporting Person nor the Executive Officers and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor the Executive Officers and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, pursuant to the Purchase Agreement (as defined below), the 12/7 Purchase Agreement (as defined below), the 3/29 Purchase Agreement (as defined below), the 5/24 Purchase Agreement (as defined below) and the 7/25 Purchase Agreement (as defined below), the Funds previously acquired the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock, the Series A-6 Preferred Stock, the Series A-7 Preferred Stock, the Series A-8 Preferred Stock, the A-1 Warrants (which have since expired), the A-2 Warrants, the A-3 Warrants, the A-4 Warrants, the A-5 Warrants, the A-6 Warrants, the A-6 Option, the A-6 Option Shares, the A-6 Option Warrants, the A-7 Warrants and the A-8 Warrants (each, as defined below) for aggregate consideration of approximately $54,300,000. The Funds acquired the 2/28 Notes and 2/28 Warrants (each, as defined below) for aggregate consideration of approximately $2,500,000. The 2/28 Notes were subsequently cancelled and replaced by the 3/28 Notes (as defined below) with an aggregate face value of $2,500,000, which were subsequently cancelled and replaced by the 6/11 Notes (as defined below). The Funds acquired the June 2008 Notes and June 2008 Warrants (each as defined below) for aggregate consideration of approximately $2,750,000. The Funds acquired the June 16, 2008 Notes and June 16, 2008 Warrants (each as defined below) for aggregate consideration of approximately $250,000. The funds for the purchase of such securities held by the Funds were obtained from the contributions of the Funds’ partners/shareholders.

A copy of the Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. A copy of the 12/7 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 3 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. A copy of the 3/29 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 10 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. A copy of the 5/24 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 11 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. A copy of the 7/25 Purchase Agreement was previously filed as Exhibit 1 to Amendment No. 12 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the shares of Preferred Stock that will be convertible into Common Stock and the Warrants to purchase Common Stock, as discussed further in this Statement, in connection with its acquisition of all of Pequot’s ownership interests in the Issuer. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Preferred Stock, Warrants (each, as defined below), or Common Stock, or other securities of the Issuer or dispose of Preferred Stock, Warrants or Common Stock, or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner. Unless otherwise stated, the share numbers reported in this Statement do not reflect the Issuer’s 1-for-15 reverse stock split which became effective on June 26, 2008.

Pursuant to the terms of the Purchase Agreement, the Funds acquired the First Round Preferred Stock (as defined below), which is convertible into Common Stock, and the First Round Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 12/7 Purchase Agreement, the Funds acquired (i) the Notes (as defined below), which converted on the Shareholder Approval Date (as defined below) into shares of Series A-4 Preferred Stock (as defined below), (ii) the Second Round Preferred Stock (as defined below), which is convertible into shares of Common Stock, and (iii) the Second Round Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 3/29 Purchase Agreement, the Funds acquired (a) the Series A-6 Preferred Stock (as defined below), which are convertible into Common Stock, (b) the A-6 Warrants (as defined below) to purchase Common Stock, (c) the A-6 Option to purchase Additional A-6 Preferred Stock and Additional A-6 Warrants (each, as defined below), subject to the terms and conditions of the A-6 Option, (d) the A-6 Option Shares (as defined below), which are convertible into Common Stock, and (e) the A-6 Option Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 5/24 Purchase Agreement, the Funds acquired the Series A-7 Preferred Stock (as defined below), which is convertible into Common Stock, and the A-7 Warrants (as defined below) to purchase Common Stock. Pursuant to the terms of the 7/25 Purchase Agreement, the Funds acquired the Series A-8 Preferred Stock (as defined below), which is convertible into Common Stock, and the A-8 Warrants (as defined below) to purchase Common Stock. The Funds acquired the 2/28 Notes, on which interest was payable in cash or, at the Issuer’s option, in shares of Preferred Stock of the Issuer, and the 2/28 Warrants to purchase Preferred Stock, pursuant to their terms. The 2/28 Notes were subsequently cancelled and replaced by the 3/28 Notes, which also permitted payment of interest in shares of Preferred Stock of the Issuer at the Issuer’s option. The 3/28 Notes were subsequently cancelled and replaced by the 6/11 Notes, which also permit payment of interest in shares of Preferred Stock of the Issuer, at the Issuer’s option. The Funds acquired the June 2008 Notes, on which interest is payable in shares of Preferred Stock of the Issuer, at the Issuer’s option, and the June 2008 Warrants to purchase Preferred Stock, pursuant to their terms. The Funds acquired the June 16, 2008 Notes, on which interest is payable in shares of Preferred Stock of the Issuer, at the Issuer’s option, and the June 16, 2008 Warrants to purchase Preferred Stock, pursuant to their terms.

Purchase Agreement

On May 21, 2004, pursuant to a Purchase Agreement, dated as of January 29, 2004 (the “Purchase Agreement”), with the Funds, the Issuer issued and sold to the Funds: (i) an aggregate of 3,255,814 shares of the Issuer’s Series A-1 convertible preferred stock, par value $0.001 per share (the “Series A-1 Preferred Stock”) for a purchase price of $2.15 per share of Series A-1 Preferred Stock, and (ii) warrants to purchase an aggregate of 500,000 shares of Common Stock, at an exercise price of $2.46 per share, which expired on May 21, 2008 (the “A-1 Warrants”), representing an aggregate consideration of approximately $7,000,000. Subsequently, on September 16, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 2,000,000 shares of the Issuer’s Series A-2 convertible preferred stock, par value $0.001 per share (the “Series A-2 Preferred Stock”) for a purchase price of $2.75 per share of Series A-2 Preferred Stock, and (ii) warrants to purchase an aggregate of 400,000 shares of Common Stock, at an exercise price of $3.44 per share (the “A-2 Warrants”), representing an aggregate consideration of approximately $5,500,000. On December 7, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds: (i) an aggregate of 1,923,077 shares of the Issuer’s Series A-3 convertible preferred stock, par value $0.001 per share (the “Series A-3 Preferred Stock”, together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the “First Round Preferred Stock”) for a purchase price of $3.25 per share of Series A-3 Preferred Stock, and (ii) warrants to purchase an aggregate of 384,616 shares of Common Stock, at an exercise price of $4.0625 per share (the “A-3 Warrants,” together with the A-1 Warrants and the A-2 Warrants, the “First Round Warrants”), representing an aggregate consideration of approximately $6,250,000. Concurrently with the acquisition of the Series A-3 Preferred Stock and the A-3 Warrants, the Reporting Person assigned to Constellation (as defined below) all of its rights and obligations under the Purchase Agreement to purchase from the Issuer an additional $6,250,000 of the Series A-3 Preferred Stock and Series A-3 Warrants, together with any and all rights and obligations of a “Purchaser” under the Purchase Agreement with respect to such Series A-3 Preferred Stock and Series A-3 Warrants. Immediately thereafter, Constellation purchased 1,923,077 shares of the Issuer’s Series A-3 Convertible Preferred Stock and warrants to purchase 384,616 shares of Common Stock.

12/7 Purchase Agreement

On December 10, 2004 (the “Initial Closing Date”), pursuant to a Purchase Agreement, dated as of December 7, 2004 and amended on March 11, 2005 and on November 22, 2005 (as amended, the “12/7 Purchase Agreement”), with the Funds and Constellation Venture Capital II, L.P. (“CVC2”), Constellation Venture Capital Offshore II, L.P. (“CVCO2”), The BSC Employee Fund VI, L.P. (“BSC”) and CVC II Partners, LLC (“CVC2LLC” and, collectively with CVC2, CVCO2 and BSC, “Constellation”), the Issuer issued and sold to the Funds: (i) $6,250,000 in aggregate principal amount of its 7% secured subordinated convertible promissory notes (the “A-4 First Tranche Notes”), which converted on the Shareholder Approval Date (as defined below) into 1,995,790 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the “A-4 First Tranche Preferred Stock”) (subject to adjustment in accordance with the terms of the Amended and Restated Certificate, as defined below), including 72,713 shares attributable to accrued interest on the A-4 First Tranche Notes, and (ii) warrants to purchase up to 384,616 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “A-4 First Tranche Warrants”).

Under the terms of the 12/7 Purchase Agreement, the Funds and Constellation (the “Investor Stockholders”) had the right to purchase their respective percentage amounts of, on any Subsequent Closing Date (as defined in the 12/7 Purchase Agreement) at any time, but in no event later than in the case of clauses (i) and (ii) below, nine months after the Initial Closing Date, and in the case of clause (iii) below, twelve months after the Initial Closing Date, (i) up to $15,000,000 in aggregate principal amount of the Issuer’s 7% secured subordinated convertible promissory notes, which amounts may be adjusted in accordance with the terms of the 12/7 Purchase Agreement (the “A-4 Second Tranche Notes” and, together with the A-4 First Tranche Notes, the “Series A-4 Notes” or the “Notes”), which converted into shares of Series A-4 convertible preferred stock, $0.001 par value per share, on the Shareholder Approval Date, (ii) warrants to purchase up to 923,077 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “Additional A-4 Warrants”) and (iii) shares of Series A-5 convertible preferred stock, $0.001 par value per share (the “Series A-5 Preferred Stock, and, together with the Series A-4 Preferred Stock, the “Second Round Preferred Stock”) up to an aggregate purchase price of $15,000,000. Under the terms of the 12/7 Purchase Agreement, the Issuer may request that the Investor Stockholders purchase their respective percentage amounts of, on any Series A-5 Subsequent Closing Date (as defined in the 12/7 Purchase Agreement) at any time, but in no event later February 10, 2006, and provided that the Issuer has entered into a loan with Columbia Partners, L.L.C. Investment Management, in its capacity as agent and authorized representative of the National Electrical Benefit Fund, (i) shares of Series A-5 Preferred Stock for an aggregate purchase price of $10,000,000 and (ii) warrants to purchase up to 450,000 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “A-5 Warrants”).

On March 11, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) $4,500,000 in aggregate principal amount of A-4 Second Tranche Notes, which converted on the Shareholder Approval Date into 1,412,587 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the “A-4 Second Tranche Preferred Stock”) (subject to adjustment in accordance with the terms of the Amended and Restated Certificate), including 27,972 shares attributable to accrued interest on the A-4 Second Tranche Notes, and (ii) Additional A-4 Warrants to purchase up to 276,923 shares (the “A-4 Second Tranche Warrants”) (as such amount may be adjusted in accordance with the terms thereof) of Common Stock.

On June 29, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) 1,061,538 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the “A-4 Third Tranche Preferred Stock”) (subject to adjustment in accordance with the terms of the Amended and Restated Certificate) and (ii) warrants to purchase up to 212,308 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “A-4 Third Tranche Warrants”).

On July 7, 2005, pursuant to the 12/7 Purchase Agreement, the Issuer issued and sold to the Funds: (i) 630,769 shares of Series A-4 convertible preferred stock, $0.001 par value per share (the “A-4 Fourth Tranche Preferred Stock,” together with the A-4 Third Tranche Preferred Stock, the A-4 Second Tranche Preferred Stock and the A-4 First Tranche Preferred Stock, the “Series A-4 Preferred Stock”) (subject to adjustment in accordance with the terms of the Amended and Restated Certificate) and (ii) warrants to purchase up to 126,153 shares (as such amount may be adjusted in accordance with the terms thereof) of Common Stock (the “A-4 Fourth Tranche Warrants,” together with the A-4 Third Tranche Warrants, the A-4 Second Tranche Warrants and the A-4 First Tranche Warrants, the “A-4 Warrants ,” and together with the A-5 Warrants, the “Second Round Warrants”).

On November 23, 2005, pursuant to the 12/7 Purchase Agreement and at the Issuer’s request, the Issuer issued and sold to the Funds 2,615,385 shares of Series A-5 Preferred Stock and A-5 Warrants to purchase up to 382,500 shares of Common Stock.

On September 10, 2005, the right of the Funds and Constellation to purchase additional Series A-4 Notes and the Additional Warrants pursuant to the 12/7 Purchase Agreement expired.

On December 10, 2005, the right of the Funds and Constellation to purchase additional shares of Series A-5 Preferred Stock pursuant to the 12/7 Purchase Agreement expired.

3/29 Purchase Agreement

Pursuant to a Purchase Agreement, dated as of March 29, 2007 (the “3/29 Purchase Agreement”), with the Funds and Constellation, the Issuer issued and sold to the Funds, for aggregate consideration of approximately $2,231,474: (i) an aggregate of 1,502,676 shares of the Issuer’s Series A-6 convertible preferred stock, par value $0.001 per share (the “Series A-6 Preferred Stock”), for a purchase price of $1.485 per share of Series A-6 Preferred Stock, (ii) warrants to purchase an aggregate of 453,733 shares of Common Stock, at an exercise price of $1.63 per share (the “A-6 Warrants”), and (iii) the right to purchase, on the same terms and conditions as set forth in the 3/29 Purchase Agreement with respect to the Series A-6 Preferred Stock and the A-6 Warrants purchased by the Funds on March 29, 2007, up to an additional 673,401 shares of Series A-6 Preferred Stock (the “Additional Pequot A-6 Preferred Stock”) and detachable warrants to purchase up to 202,020 shares of Common Stock, at an exercise price of $1.63 per share (the “Additional Pequot A-6 Warrants”), for an aggregate purchase price of

$1,000,000, on or prior to April 10, 2007 (the “Pequot A-6 Option”). Pursuant to the 3/29 Purchase Agreement, the Issuer issued and sold to Constellation the right to purchase, on the same terms and conditions as set forth in the 3/29 Purchase Agreement with respect to the Series A-6 Preferred Stock and the warrants to purchase Common Stock purchased by Constellation on March 29, 2007, up to an additional 673,401 shares of Series A-6 Preferred Stock (the “Additional Constellation A-6 Preferred Stock,” and together with the Additional Pequot A-6 Preferred Stock, the “Additional A-6 Preferred Stock”) and detachable warrants to purchase up to 202,020 shares of Common Stock, at an exercise price of $1.63 per share (the “Additional Constellation A-6 Warrants,” and together with the Additional Pequot A-6 Warrants, the “Additional A-6 Warrants”), for an aggregate purchase price of $1,000,000, on or prior to April 10, 2007 (the “Constellation A-6 Option,” and together with the Pequot A-6 Option, the “A-6 Option”). Pursuant to the terms and conditions of the A-6 Option, (i) if the Funds did not purchase all of the Additional A-6 Preferred Stock or Additional A-6 Warrants that they were entitled to purchase under the A-6 Option, then Constellation had the right to purchase such Additional A-6 Preferred Stock and such Additional A-6 Warrants as Constellation agreed; and (ii) if Constellation did not purchase all of the Additional A-6 Preferred Stock or Additional A-6 Warrants that it was entitled to purchase under the A-6 Option, then the Funds had the right to purchase such Additional A-6 Preferred Stock and such Additional A-6 Warrants as the Funds agreed. On April 9, 2007, pursuant to the terms and conditions of the A-6 Option, the Funds purchased 517,526 shares of Additional A-6 Preferred Stock (the “A-6 Option Shares”) and Additional A-6 Warrants to purchase 155,258 shares of Common Stock (the “A-6 Option Warrants”) for an aggregate purchase price of approximately $768,526. Constellation did not exercise any portion of the A-6 Option prior to its expiration on April 10, 2007.

5/24 Purchase Agreement

Pursuant to a Purchase Agreement, dated as of May 24, 2007 (the “5/24 Purchase Agreement”), with the Funds and Constellation, the Issuer issued and sold to the Funds, for aggregate consideration of approximately $4,500,000: (i) an aggregate of 3,753,127 shares of the Issuer’s Series A-7 convertible preferred stock, par value $0.001 per share (the “Series A-7 Preferred Stock”), for a purchase price of $1.199 per share of Series A-7 Preferred Stock, and (ii) warrants to purchase an aggregate of 1,125,939 shares of Common Stock, at an exercise price of $1.3189 per share (the “A-7 Warrants”). Pursuant to the 5/24 Purchase Agreement, the Issuer issued to Constellation the right to purchase, on the same terms and conditions as set forth in the 5/24 Purchase Agreement with respect to the Series A-7 Preferred Stock and the A-7 Warrants purchased by the Funds on May 24, 2007, up to $500,000 worth of additional shares of Series A-7 Preferred Stock (the “Additional A-7 Preferred Stock”) and detachable warrants to purchase shares of Common Stock (the “Additional A-7 Warrants”), on or prior to May 30, 2007 (the “Constellation A-7 Option”). On May 30, 2007, pursuant to the terms and conditions of the Constellation A-7 Option, Constellation purchased 417,015 shares of Additional A-7 Preferred Stock and Additional A-7 Warrants to purchase 125,105 shares of Common Stock for an aggregate purchase price of approximately $500,000.

7/25 Purchase Agreement

Pursuant to a Purchase Agreement, dated as of July 25, 2007 (the “7/25 Purchase Agreement”), with the Funds, the Issuer issued and sold to the Funds, for aggregate consideration of $3,500,000: (i) an aggregate of 743,415 shares of the Issuer’s Series A-8 convertible preferred stock, par value $0.001 per share (the “Series A-8 Preferred Stock”), for a purchase price of $4.7080 per share of Series A-8 Preferred Stock, and (ii) warrants to purchase an aggregate of 892,098 shares of Common Stock, at an exercise price of $1.2947 per share (the “A-8 Warrants”). Each share of Series A-8 Preferred Stock is convertible into four shares of Common Stock.

Preferred Stock, Warrants and Dividends

The First Round Preferred Stock, the Second Round Preferred Stock, the Series A-6 Preferred Stock, the Additional A-6 Preferred Stock (including the A-6 Option Shares), the Series A-7 Preferred Stock and the Series A-8 Preferred Stock are collectively referred to herein as “Preferred Stock.” The First Round Warrants, the Second Round Warrants, the A-6 Warrants, the Additional A-6 Warrants (including the A-6 Option Warrants), the A-7 Warrants and the A-8 Warrants are collectively referred to herein as “Warrants.”

On November 21, 2006, in accordance with the terms of the Preferred Stock, the Issuer elected to pay dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock and issued to the Funds: (i) shares of Series A-1 Preferred Stock convertible into 97,673 shares of Common Stock; (ii) shares of Series A-2 Preferred Stock convertible into 59,999 shares of Common Stock; (iii) shares of Series A-3 Preferred Stock convertible into 57,691 shares of Common Stock; (iv) shares of Series A-4 Preferred Stock convertible into 153,019 shares of Common Stock; and (v) shares of Series A-5 Preferred Stock convertible into 78,460 shares of Common Stock.

On May 21, 2007, in accordance with the terms of the Preferred Stock, the Issuer elected to pay dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock and issued to the Funds: (i) shares of Series A-1 Preferred Stock convertible into 99,777 shares of Common Stock; (ii) shares of Series A-2 Preferred Stock convertible into 61,291 shares of Common Stock; (iii) shares of Series A-3 Preferred Stock convertible into 58,934 shares of Common Stock; (iv) shares of Series A-4 Preferred Stock convertible into 156,314 shares of Common Stock; (v) shares of Series A-5 Preferred Stock convertible into 80,150 shares of Common Stock; and (vi) shares of Series A-6 Preferred Stock convertible into 16,331 shares of Common Stock.

On November 21, 2007, in accordance with the terms of the Preferred Stock, the Issuer elected to pay dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock and issued to the Funds: (i) shares of Series A-1 Preferred Stock convertible into 104,448 shares of Common Stock; (ii) shares of Series A-2 Preferred Stock convertible into 64,161 shares of Common Stock; (iii) shares of Series A-3 Preferred Stock convertible into 61,693 shares of Common Stock; (iv) shares of Series A-4 Preferred Stock convertible into 163,634 shares of Common Stock; (v) shares of Series A-5 Preferred Stock convertible into 83,903 shares of Common Stock; (vi) shares of Series A-6 Preferred Stock convertible into 61,597 shares of Common Stock; (vii) shares of Series A-7 Preferred Stock convertible into 111,667 shares of Common Stock; and (viii) shares of Series A-8 Preferred Stock convertible into 58,164 shares of Common Stock.

On February 28, 2008, the Issuer issued subordinated promissory notes to the Funds, such notes having an aggregate face value of $2,500,000, bearing interest at an annual rate of 8.5%, and maturing on March 29, 2008 (the “2/28 Notes”), in connection with which the Funds also received warrants to purchase Preferred Stock, which warrants are immediately exercisable upon the Issuer’s designation of the next series of its Preferred Stock, and at any time thereafter prior to March 29, 2012 at an exercise price of $0.6375 per share of Preferred Stock (the “2/28 Warrants”). Based on the initial exercise price, the 2/28 Warrants are exercisable for shares of Preferred Stock convertible into an aggregate of 392,157 shares of Common Stock. The exercise price of the 2/28 Warrants is subject to adjustment for stock splits, stock dividends and similar events, and cashless exercise is permitted.

On March 28, 2008, the Issuer issued amended and restated subordinated promissory notes to the Funds to replace the 2/28 Notes, which were cancelled, such notes having an aggregate face value of $2,500,000 and bearing interest at an annual rate of 8.5% (the “3/28 Notes”).

On May 21, 2008, in accordance with the terms of the Preferred Stock, the Issuer elected to pay dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock and issued to the Funds: (i) shares of Series A-1 Preferred Stock convertible into 116,817 shares of Common Stock; (ii) shares of Series A-2 Preferred Stock convertible into 74,245 shares of Common Stock; (iii) shares of Series A-3 Preferred Stock convertible into 72,779 shares of Common Stock; (iv) shares of Series A-4 Preferred Stock convertible into 193,034 shares of Common Stock; (v) shares of Series A-5 Preferred Stock convertible into 98,978 shares of Common Stock; (vi) shares of Series A-6 Preferred Stock convertible into 64,558 shares of Common Stock; (vii) shares of Series A-7 Preferred Stock convertible into 117,464 shares of Common Stock; and (viii) shares of Series A-8 Preferred Stock convertible into 90,452 shares of Common Stock.

On June 11, 2008, the Issuer issued second amended and restated subordinated promissory notes to the Funds to replace the 3/28 Notes, which were cancelled, such notes having an aggregate face value of $2,500,000, bearing interest at an annual rate of 8.5% and maturing on December 15, 2009 (the “6/11 Notes”). Interest and principal on the 6/11 Notes are due and payable in cash. However, the Issuer has the option to pay the interest on the 6/11 Notes in shares of Preferred Stock of the Issuer, at a price of $0.561 per share. If the Issuer elects to pay interest on the 6/11 Notes in shares of Preferred Stock, at maturity the Funds may receive shares of Preferred Stock of the series next designated by the Issuer convertible into up to 680,781 shares of Common Stock.

On June 11, 2008, the Issuer issued subordinated promissory notes to the Funds, such notes having an aggregate face value of $2,750,000, bearing interest at an annual rate of 8.5%, and maturing on December 15, 2009 (the “June 2008 Notes”). Interest and principal on the June 2008 Notes are due and payable in cash. However, the Issuer has the option to pay the interest on the June 2008 Notes in shares of Preferred Stock of the Issuer, at a price of $0.33 per share. If the Issuer elects to pay interest on the June 2008 Notes in shares of Preferred Stock, at maturity the Funds may receive shares of Preferred Stock of the series next designated by the Issuer convertible into up to 1,071,234 shares of Common Stock. In addition to the June 2008 Notes, the Funds also received warrants to purchase Preferred Stock, which warrants are immediately exercisable upon the Issuer’s designation of the next series of its Preferred Stock, and at any time thereafter prior to June 11, 2012 at an exercise price of $0.375 per share of Preferred Stock (the “June 2008 Warrants”). Based on the initial exercise price, the June 2008 Warrants are exercisable for shares of Preferred Stock convertible into an aggregate of 733,333 shares of Common Stock. The exercise price of the June 2008 Warrants is subject to adjustment for stock splits, stock dividends and similar events, and cashless exercise is permitted.

On June 16, 2008, the Issuer issued subordinated promissory notes to the Funds, such notes having an aggregate face value of $250,000, bearing interest at an annual rate of 8.5%, and maturing on December 15, 2009 (the “June 16, 2008 Notes”). Interest and principal on the June 16, 2008 Notes are due and payable in cash. However, the Issuer has the option to pay the interest on the June 16, 2008 Notes in shares of Preferred Stock of the Issuer, at a price of $0.341 per share. If the Issuer elects to pay interest on the June 16, 2008 Notes in shares of Preferred Stock, at maturity the Funds may receive shares of Preferred Stock of the series next designated by the Issuer convertible into up to 93,390 shares of Common Stock. In addition to the June 16, 2008 Notes, the Funds also received warrants to purchase Preferred Stock, which warrants are immediately exercisable upon the Issuer’s designation of the next series of its Preferred Stock, and at any time thereafter prior to June 16, 2012 at an exercise price of $0.3875 per share of Preferred Stock (the “June 16, 2008 Warrants”). Based on the initial exercise price, the June 16, 2008 Warrants are exercisable for shares of Preferred Stock convertible into an aggregate of 64,516 shares of Common Stock. The exercise price of the June 16, 2008 Warrants is subject to adjustment for stock splits, stock dividends and similar events, and cashless exercise is permitted.

Restated Shareholders’ Agreement

On December 10, 2004 (the “Initial Closing”), the Issuer and certain shareholders of the Issuer, consisting of the Funds, Constellation, Howard A. Pavony and Steven H. Rothman (the Funds, together with Constellation and Messrs. Pavony and Rothman, the “Shareholder Parties”) entered into an Amended and Restated Shareholders’ Agreement (as further amended and restated on December 21, 2004 and August 1, 2005, the “Restated Shareholders’ Agreement”) pursuant to which the Shareholder Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Shareholder Party or over which such Shareholder Party has voting control so that the number of directors of the Issuer will be ten, consisting of: (i) the Issuer’s chief executive officer (“CEO”); (ii) two directors designated by the Funds or its assignee; (iii) one director designated by Constellation or its assignee; (iv) Mr. Rothman; (v) three “independent” directors, within the meaning of “independent” under the current rules of The Nasdaq Stock Market, selected by the Issuer’s nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Issuer’s nominating and corporate governance committee. Under certain circumstances where the Funds hold less than 25% of the securities the Funds originally purchased at the Initial Closing, the right to designate two directors in (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders’ Agreement.

The obligation of the Shareholder Parties under the Restated Shareholders’ Agreement will expire on December 10, 2009. Messrs. Pavony’s and Rothman’s obligation to vote (i) in favor of the nominees of the Funds and Constellation for director shall terminate if (a) the Funds or their assignees own less than 10% of the First Round Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Funds, (b) Constellation or its assignees own less than 10% of the Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to Constellation, or (c) any other shareholders that are introduced to the Issuer by the Reporting Person own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering or (ii) in favor of Mr. Rothman if either or both of Messrs. Pavony and Rothman individually owns less than less than 10% of the number of shares of Common Stock owned by such person on December 21, 2004.

The Restated Shareholders’ Agreement also contains provisions (i) restricting the transfer of any securities by shareholders party to the Restated Shareholders’ Agreement in certain circumstances and (ii) granting the Funds and Constellation certain rights of first refusal and tag-along rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock.

Restated Registration Rights Agreement

In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement (as further amended and restated on August 1, 2005, amended on November 23, 2005, amended on March 29, 2007, amended on April 9, 2007, amended on May 24, 2007 and amended on July 25, 2007, the “Restated Registration Rights Agreement”). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Issuer of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”)) the Common Stock underlying the Preferred Stock, the Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The Restated Registration Rights Agreement also provides the Investor Stockholders and Pavony with piggyback registration rights with respect to certain underwritten offerings of the Issuer’s Common Stock.

Amended and Restated Certificate

On June 23, 2005 (the “Shareholder Approval Date”), the shareholders of the Issuer approved the adoption of the Restated Certificate of Incorporation (the “Restated Certificate”) to provide for the terms of the Second Round Preferred Stock, the authorization and issuance of (or the conversion of the Notes into) the Second Round Preferred Stock and the exercise of the A-4 Warrants. Upon obtaining shareholder approval and acceptance and filing of the Restated Certificate with the Secretary of State of the State of New York, the A-4 First Tranche Notes and the A-4 Second Tranche Notes, together with accrued interest thereon, converted into shares of Series A-4 Preferred Stock and the Series A-5 Preferred Stock was authorized for issuance at the times designated in, and in accordance with the terms of, the 12/7 Purchase Agreement. Pursuant to a written consent effective as of March 29, 2007, the shareholders of the Issuer approved a Certificate of Amendment to the Restated Certificate (the “3/29 Certificate of Amendment”) to provide for the terms of the Series A-6 Preferred Stock and to approve Amendment No. 2 to the Restated Registration Rights Agreement (the “Registration Rights Amendment No. 2”). Pursuant to a written consent effective as of April 9, 2007, the shareholders of the Issuer approved a Certificate of Amendment to the Restated Certificate, as amended (the “4/9 Certificate of Amendment”) to increase the authorized number of shares of Series A-6 Preferred Stock to 3,000,000 and to approve Amendment No. 3 to the Restated Registration Rights Agreement (the “Registration Rights Amendment No. 3”). Pursuant to a written consent effective as of May 23, 2007, the shareholders of the Issuer approved a Certificate of Amendment to the Restated Certificate, as amended (the “5/23 Certificate of Amendment”) to provide for the terms of the Series A-7 Preferred Stock and to approve Amendment No. 4 to the Restated Registration Rights Agreement (the “Registration Rights Amendment No. 4”). Pursuant to a written consent effective as of July 25, 2007, the shareholders of the Issuer approved a Certificate of Amendment to the Restated Certificate, as amended (the “7/25 Certificate of Amendment” and, together with the 5/23 Certificate of Amendment, the 4/9 Certificate of Amendment, the 3/29 Certificate of Amendment and the Restated Certificate, the “Amended and Restated Certificate) to provide for the terms of the Series A-8 Preferred Stock and to approve Amendment No. 5 to the Restated Registration Rights Agreement (the “Registration Rights Amendment No. 5”).

Item 5.	Interest in Securities of the Issuer

(a) All share numbers reported in this Item 5(a) give effect to the Issuer’s 1-for-15 reverse stock split on June 26, 2008. The Reporting Person beneficially owns 2,428,066 shares of Common Stock, representing approximately 73.01% of shares of Common Stock, based on the number of shares of Common Stock outstanding as of May 31, 2008, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 (assuming the issuance of (i) 659,435 shares of Common Stock issuable upon the conversion of the First Round Preferred Stock and the exercise of the First Round Warrants (giving effect to certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate, including dividends paid in kind on the First Round Preferred Stock and excluding the A-1 Warrants, which have expired); (ii) 510,863 shares of Common Stock issuable upon the conversion of the Series A-4 Preferred Stock and the exercise of the A-4 Warrants (giving effect to (x) the conversion of the Notes and accrued interest thereon into Series A-4 Preferred Stock, (y) certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and (z) dividends paid in kind on the Series A-4 Preferred Stock); (iii) 253,262 shares of Common Stock issuable upon the conversion of the Series A-5 Preferred Stock and the exercise of the A-5 Warrants (giving effect to certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and including dividends paid in kind on the Series A-5 Preferred Stock); (iv) 189,157 shares of Common Stock issuable upon the conversion of the Series A-6 Preferred Stock, the exercise of the A-6 Warrants, the conversion of the A-6 Option Shares and the exercise of the A-6 Option Warrants (giving effect to certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and including dividends paid in kind on the Series A-6 Preferred Stock); (v) 345,363 shares of Common Stock issuable upon the conversion of the Series A-7 Preferred Stock and the exercise of the A-7 Warrants (giving effect to certain anti-dilution adjustments pursuant to the terms of the Amended and Restated Certificate and including dividends paid in kind on the Series A-7 Preferred Stock); and (vi) 267,625 shares of Common Stock issuable on the conversion of the Series A-8 Preferred Stock and the exercise of the A-8 Warrants. Payment by the Issuer of interest on any of the 6/11 Notes, the June 2008 Notes or the June 16, 2008 Notes in shares of Preferred Stock, and exercise by the Reporting Person of any of the 2/28 Warrants, June 2008 Warrants or June 16, 2008 Warrants for shares of Preferred Stock would add to the number of shares of Common Stock beneficially owned by the Reporting Person. If all of the interest due on the 6/11 Notes, June 2008 Notes and June 16, 2008 Notes is paid with shares of Preferred Stock and the 2/28 Warrants, June 2008 Warrants and June 16, 2008 Warrants are fully exercised, the Reporting Person will hold approximately 202,361 additional shares of Common Stock.

In addition, by virtue of the Restated Shareholders’ Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes the other Shareholder Parties and the Reporting Person. While the Reporting Person does not concede that any such “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. Such a group including the other Shareholder Parties and the Reporting Person would be deemed to beneficially own, in the aggregate, 3,149,142 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 79.9% of the Common Stock, based on the number of shares of Common Stock outstanding as of May 31, 2008, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by any other Shareholder Party and does not affirm that any such “group” exists.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 2,428,066 shares of Common Stock (giving effect to the Issuer’s 1-for-15 reverse stock split on June 26, 2008). Pursuant to, and to the extent set forth in, the Restated Shareholders’ Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the other Shareholder Parties. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 721,076 shares of Common Stock (giving effect to the Issuer’s 1-for-15 reverse stock split on June 26, 2008), in the aggregate, beneficially owned by the other Shareholder Parties (including shares underlying options exercisable in 60 days).

(c) Effective August 20, 2008, the Reporting Person assumed the assets formerly held by the venture capital division of Pequot, including all of Pequot’s ownership interests in the Issuer as previously reported on Schedule 13D, as amended.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Reference is made to the Purchase Agreement, the 12/7 Purchase Agreement, the 3/29 Purchase Agreement, the 5/24 Purchase Agreement, the 7/25 Purchase Agreement, the Restated Shareholders’ Agreement, the Restated Registration Rights Agreement, the Restated Certificate, the 3/29 Certificate of Amendment, the 4/9 Certificate of Amendment, the 5/23 Certificate of Amendment, the 7/25 Certificate of Amendment, the Registration Rights Amendment No. 2, the Registration Rights Amendment No. 3, the Registration Rights Amendment No. 4 and the Registration Rights Amendment No. 5 described in Item 4, which are incorporated by reference herein.

In connection with the transactions contemplated by the Purchase Agreement, (i) on May 21, 2004, the Issuer issued to the Funds the Series A-1 Preferred Stock and the A-1 Warrants, (ii) on September 16, 2004, the Issuer issued to the Funds the Series A-2 Preferred Stock and A-2 Warrants, and (iii) on December 7, 2004, the Issuer issued to the Funds the Series A-3 Preferred Stock and A-3 Warrants. In connection with the transactions contemplated by the 12/7 Purchase Agreement, (i) on December 10, 2004, the Issuer issued to the Funds the A-4 First Tranche Notes, which converted into the A-4 First Tranche Preferred Stock on the Shareholder Approval Date, and the A-4 First Tranche Warrants; (ii) on March 11, 2005, the Issuer issued to the Funds the A-4 Second Tranche Notes, which converted into the A-4 Second Tranche Preferred Stock on the Shareholder Approval Date, and the A-4 Second Tranche Warrants; (iii) on June 29, 2005, the Issuer issued to the Funds the A-4 Third Tranche Preferred Stock and the A-4 Third Tranche Warrants; (iv) on July 7, 2005, the Issuer issued to the Funds the A-4 Fourth Tranche Preferred Stock and the A-4 Fourth Tranche Warrants; and (v) on November 23, 2005, the Issuer issued to the Funds the Series A-5 Preferred Stock and the A-5 Warrants. In connection with the transactions contemplated by the 3/29 Purchase Agreement, (i) on March 29, 2007, the Issuer issued to the Funds the Series A-6 Preferred Stock, the A-6 Warrants and the Pequot A-6 Option and (ii) on April 9, 2007, the Issuer issued to the Funds the A-6 Option Shares and the A-6 Option Warrants pursuant to the partial exercise of the Pequot A-6 Option by the Funds. In connection with the transactions contemplated by the 5/24 Purchase Agreement, on May 24, 2007, the Issuer issued to the Funds the Series A-7 Preferred Stock and the A-7 Warrants. In connection with the transactions contemplated by the 7/25 Purchase Agreement, on July 25, 2007, the Issuer issued to the Funds the Series A-8 Preferred Stock and the A-8 Warrants.

Series A Preferred Stock

Other than the Series A-8 Preferred Stock, the Preferred Stock is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, initially at a ratio of one share of Common Stock for every share of Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Series A-8 Preferred Stock is convertible at any time at the election of the individual holders of the Series A-8 Preferred Stock, initially at a ratio of four shares of Common Stock for every share of Series A-8 Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. After the date that is 18 months following the most recent date of issuance of the First Round Preferred Stock, all outstanding shares of First Round Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the applicable class of First Round Preferred Stock. After the date that is 18 months following the most recent date of issuance of the Second Round Preferred Stock, all outstanding shares of Second Round Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the applicable class of Second Round Preferred Stock. After the date that is 18 months following the most recent date of issuance of the Series A-6 Preferred Stock, all outstanding shares of Series A-6 Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the Series A-6 Preferred Stock. After the date that is 18 months following the most recent date of issuance of the Series A-7 Preferred Stock, all outstanding shares of Series A-7 Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the Series A-7 Preferred Stock. After the date that is 18 months following the most recent date of issuance of the Series A-8 Preferred Stock, all outstanding shares of Series A-8 Preferred Stock will automatically convert into Common Stock at the applicable conversion rate then in effect on the date on which the weighted average closing price of the Common Stock for the immediately preceding 60 consecutive trading days exceeds four (4) times the weighted average of the applicable conversion price then in effect for the Series A-8 Preferred Stock. However, no shares of Preferred Stock will be automatically converted unless at the time of the proposed conversion, an effective registration statement is on file with the SEC with respect to the Common Stock issuable (A) to the holders of the Preferred Stock upon conversion of the Preferred Stock, (B) to the holders of the First Round Warrants upon exercise of the First Round Warrants and (C) to the holders of Second Round Warrants upon exercise of the Second Round Warrants, and such shares of Common Stock have been listed on the Nasdaq Stock Market (or other national stock exchange or national over-the counter bulletin board approved by the holders of a majority of the then outstanding shares of Preferred Stock).

The purchase price of each class of Preferred Stock for purposes of conversion is subject to adjustment for stock splits, stock dividends and other similar events. In addition, if the Issuer issues or sells any shares of Common Stock for a consideration per share less than a Series A Conversion Price, except for the Series A-7 Conversion Price and the Series A-8 Conversion Price (each, as defined in the Amended and Restated Certificate), in effect immediately prior to the time of such issuance or sale, then upon such issuance or sale, the applicable Series A Conversion Price, except for the Series A-7 Conversion Price, shall be reduced to the price determined by dividing (x) an amount equal to the sum of (a) the number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the then existing Series A Conversion Price and (b) the consideration, if any, received by the Issuer upon such issuance or sale, by (y) the total number of shares of Common Stock outstanding immediately after such issuance or sale. For purposes of determining the number of shares of Common Stock outstanding as provided in clauses (x) and (y) above, the number of shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock, exercise of all outstanding Options (as defined below) and conversion of all outstanding Convertible Securities (as defined below) shall be deemed to be outstanding. If the Issuer issues or sells any shares of Common Stock for a consideration per share less than the applicable Series A-7 Conversion Price or the Series A-8 Conversion Price then in effect, then upon such issuance or sale, the Series A-7 Conversion Price and the Series A-8 Conversion Price shall be reduced to the price that is the purchase price of such Common Stock so issued or sold.

If at any time the Issuer grants any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called “Options” and such convertible or exchangeable stock or securities being called “Convertible Securities”), whether or not immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Issuer as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Issuer upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issuance or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Series A Conversion Price in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options and thereafter shall be deemed to be outstanding. Except as otherwise provided in the Amended and Restated Certificate, no adjustment of the Series A Conversion Price shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities.

If at any time the Issuer issues or sells any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Issuer as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Issuer upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than a Series A Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding. Except as otherwise provided in the Amended and Restated Certificate, no adjustment of such Series A Conversion Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of such Series A Conversion Price have been or are to be made pursuant to the Amended and Restated Certificate, no further adjustment of such Series A Conversion Price shall be made by reason of such issuance or sale.

Holders of the Preferred Stock are entitled to vote together with all other classes and series of the Issuer’s voting stock on all actions to be taken by its shareholders, except as otherwise provided by applicable law or as described below. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the Preferred Stock is convertible into at the applicable conversion prices in effect on the record date for the meeting at which the votes are to be cast. Initially, each share of Preferred Stock will be entitled to one vote. As long as 30% of the Preferred Stock actually issued remains outstanding, the Issuer will not be allowed to take certain actions without obtaining the prior written consent of the holders of a majority of the Preferred Stock outstanding. The holders of Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

Holders of the Preferred Stock are entitled to receive cumulative dividends semi-annually beginning on May 21, 2006 at the per annum rate of 6% of the applicable purchase price for such class of Preferred Stock. During the period commencing on May 21, 2006 and terminating on May 21, 2008, dividends will be payable, at the Issuer’s discretion, in cash, property or in shares of the applicable class of Preferred Stock, valued at the applicable purchase price. Following May 21, 2008, dividends will be payable in cash only. Holders of the Preferred Stock are entitled to receive such dividends prior to any payment of dividends to the holders of Common Stock.

7% Secured Subordinated Convertible Notes

On December 10, 2004, in connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued A-4 First Tranche Notes in an aggregate principal amount of $6,250,000 to the Funds. The A-4 First Tranche Notes bear interest at an annual rate of 7%, payable quarterly. The interest accrued on each such payment date was added to the principal of the A-4 First Tranche Notes in accordance with the terms thereof. In connection with the transactions contemplated by the 12/7 Purchase Agreement, on March 11, 2005, the Issuer issued to the Funds the A-4 Second Tranche Notes. The A-4 Second Tranche Notes had substantially similar terms as the A-4 First Tranche Notes. The outstanding principal and accrued interest on the A-4 First Tranche Notes and the A-4 Second Tranche Notes was automatically converted into 3,408,377 shares of Series A-4 Preferred Stock on the Shareholder Approval Date at the per share conversion price of $3.25.

Warrants

In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the A-1 Warrants to the Funds on May 21, 2004. The A-1 Warrants expired on May 21, 2008. The Issuer issued the A-2 Warrants to the Funds on September 16, 2004. The A-2 Warrants are exercisable at any time prior to September 16, 2008 at an exercise price of $3.44 per share to purchase 400,000 shares of Common Stock. The Issuer issued the A-3 Warrants to the Funds on December 7, 2004. The A-3 Warrants are exercisable at any time prior to December 7, 2008 at an exercise price of $4.0625 per share to purchase 384,616 shares of Common Stock. Under the terms of the First Round Warrants and subject to certain exceptions, the Funds have the right to purchase a proportionate amount of additional shares of Common Stock issued by the Issuer, based on the number of shares of Common Stock held by the Funds on a fully diluted basis. As of May 22, 2008, the First Round Warrants are exercisable, in the aggregate, into 784,616 shares of Common Stock. The exercise price of the First Round Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

In connection with the transactions contemplated by the 12/7 Purchase Agreement, the Issuer issued the A-4 First Tranche Warrants to the Funds on December 10, 2004. The A-4 First Tranche Warrants can be exercised at any time prior to December 9, 2008, at an exercise price of $4.06 per share to purchase 384,616 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). Pursuant to the 12/7 Purchase Agreement, the Issuer issued the A-4 Second Tranche Warrants to the Funds on March 11, 2005. The A-4 Second Tranche Warrants can be exercised at any time prior to March 11, 2009, at an exercise price of $4.06 per share to purchase 276,923 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The Issuer issued the A-4 Third Tranche Warrants to the Funds on June 29, 2005. The A-4 Third Tranche Warrants can be exercised at any time prior to June 29, 2009, at an exercise price of $4.06 per share to purchase up to 212,308 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The Issuer issued the A-4 Fourth Tranche Warrants to the Funds on July 7, 2005. The A-4 Fourth Tranche Warrants can be exercised at any time prior to July 7, 2009, at an exercise price of $4.06 per share to purchase 126,153 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The exercise price of the A-4 Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

Pursuant to the 12/7 Purchase Agreement, the Issuer issued the A-5 Warrants to the Funds on November 23, 2005. The A-5 Warrants can be exercised at any time prior to November 23, 2009, at an exercise price of $4.06 per share to purchase up to 382,500 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The exercise price of the A-5 Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

Pursuant to the 3/29 Purchase Agreement, the Issuer issued the A-6 Warrants to the Funds on March 29, 2007. The A-6 Warrants can be exercised at any time prior to March 29, 2011, at an exercise price of $1.63 per share to purchase up to 453,733 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). Pursuant to the 3/29 Purchase Agreement and the A-6 Option, the Issuer issued the A-6 Option Warrants to the Funds on April 9, 2007. The A-6 Option Warrants can be exercised at any time prior to March 29, 2011, at an exercise price of $1.63 per share to purchase up to 155,258 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The exercise price of the A-6 Warrants and the A-6 Option Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

Pursuant to the 5/24 Purchase Agreement, the Issuer issued the A-7 Warrants to the Funds on May 24, 2007. The A-7 Warrants can be exercised at any time prior to May 24, 2011, at an exercise price of $1.3189 per share to purchase up to 1,125,939 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The exercise price of the A-7 Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

Pursuant to the 7/25 Purchase Agreement, the Issuer issued the A-8 Warrants to the Funds on July 25, 2007. The A-8 Warrants can be exercised at any time prior to July 25, 2011, at an exercise price of $1.2947 per share to purchase up to 892,098 shares of Common Stock (as such amount may be adjusted in accordance with the terms thereof). The exercise price of the A-8 Warrants is subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise is permitted.

The A-6 Option

Pursuant to the 3/29 Purchase Agreement, the Issuer issued to the Funds and Constellation the A-6 Option, consisting of the right of each of (i) the Funds and (ii) Constellation to purchase, on the same terms and conditions as set forth in the 3/29 Purchase Agreement with respect to the Series A-6 Preferred Stock and the warrants to purchase Common Stock purchased by the Funds and Constellation on March 29, 2007, up to 673,401 shares of Additional A-6 Preferred Stock and Additional A-6 Warrants to purchase up to 202,020 shares of Common Stock, at an exercise price of $1.63 per share, for an aggregate purchase price of $1,000,000. On April 9, 2007, pursuant to the terms and conditions of the A-6 Option, the Funds purchased for an aggregate purchase price of approximately $768,526 (i) the A-6 Option Shares representing 517,526 shares of Series A-6 Preferred Stock and (ii) the A-6 Option Warrants to purchase 155,258 shares of Common Stock. The A-6 Option expired on April 10, 2007.

Other than as described above, the First Round Warrants, a form of which was previously filed as Exhibit 6 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference, have substantially similar terms. Other than as described above, the Second Round Warrants, a form of which was previously filed as Exhibit 1 to Amendment No. 4 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference, have substantially similar terms. A form of the Notes was previously filed as Exhibit 6 to Amendment No. 3 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. Other than as described above, the A-6 Warrants and the A-6 Option Warrants have substantially similar terms, a form of which was previously filed as Exhibit 6 to Amendment No. 10 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. Other than as described above, the A-7 Warrants, a form of which was filed as Exhibit 4 to Amendment No. 11 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference, have substantially similar terms. Other than as described above, the A-8 Warrants, a form of which is filed as Exhibit 4 to this Amendment No. 12 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference, have substantially similar terms. A copy of the Purchase Agreement was previously filed as Exhibit 1 to the Schedule 13D to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. Copies of the 12/7 Purchase Agreement, the Restated Shareholders’ Agreement and the Restated Registration Rights Agreement were previously filed as Exhibits 1, 2 and 4, respectively, to Amendment No. 3 to the Schedule 13D previously filed by Pequot and are incorporated herein by reference. A copy of the Restated Certificate was previously filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D previously filed by Pequot and is incorporated herein by reference. Copies of the 3/29 Purchase Agreement, the 3/29 Certificate of Amendment, the Registration Rights Amendment No. 2, the 4/9 Certificate of Amendment and the Registration Rights Amendment No. 3 were previously filed as Exhibits 1, 2, 3, 4 and 5, respectively, to Amendment No. 10 to the Schedule 13D previously filed by Pequot and are incorporated herein by reference. Copies of the 5/24 Purchase Agreement, the 5/23 Certificate of Amendment and the Registration Rights Amendment No. 4 were previously filed as Exhibits 1, 2 and 3, respectively, to Amendment No. 11 to the Schedule 13D previously filed by Pequot and are incorporated herein by reference. Copies of the 7/25 Purchase Agreement, the 7/25 Certificate of Amendment and the Registration Rights Amendment No. 5 are filed as Exhibits 1, 2 and 3, respectively, to Amendment No. 12 to the Schedule 13D previously filed by Pequot and are incorporated herein by reference. The descriptions herein of such agreements and certificates are qualified in their entirety by reference to such agreements or certificates.

8.5% Second Amended and Restated Subordinated Promissory Notes Issued June 11, 2008 (the “6/11 Notes”)

On February 28, 2008, the Issuer issued the 2/28 Notes in an aggregate principal amount of $2,500,000 to the Funds, which were subsequently replaced by the 3/28 Notes. On June 11, 2008, the Issuer issued the 6/11 Notes in an aggregate principal amount of $2,500,000 to the Funds to replace the 3/28 Notes. The 6/11 Notes bear interest at an annual rate of 8.5% and will mature on December 15, 2009. Interest and principal on the 6/11 Notes are due and payable in cash. However, the Issuer has the option to pay the interest on the 6/11 Notes in shares of Preferred Stock of the Issuer, at a price of $0.561 per share. If the Issuer elects to pay interest on the 6/11 Notes in shares of Preferred Stock, at maturity, the Funds may receive up to 680,781 shares of Preferred Stock of the series next designated by the Issuer.

In connection with the issuance of the 2/28 Notes, the Funds also received the 2/28 Warrants, which are warrants to purchase Preferred Stock and are exercisable upon the Issuer’s designation of the next series of its Preferred Stock, and at any time thereafter prior to March 29, 2012 at an exercise price of $0.6375 per share of Preferred Stock. The 2/28 Warrants are exercisable for an aggregate of 392,157 shares of Preferred Stock. The exercise price of the 2/28 Warrants is subject to adjustment for stock splits, stock dividends and similar events, and cashless exercise is permitted.

8.5% Subordinated Promissory Notes Issued June 11, 2008 (the “June 2008 Notes”)

On June 11, 2008, the Issuer issued the June 2008 Notes in an aggregate principal amount of $2,750,000 to the Funds. The June 2008 Notes bear interest at an annual rate of 8.5% and will mature on December 15, 2009. Interest and principal on the June 2008 Notes are due and payable in cash. However, the Issuer has the option to pay the interest on the June 2008 Notes in shares of Preferred Stock of the Issuer, at a price of $0.33 per share. If the Issuer elects to pay interest on the June 2008 Notes in shares of Preferred Stock, at maturity, the Funds may receive up to 1,071,234 shares of Preferred Stock of the series next designated by the Issuer.

8.5% Subordinated Promissory Notes Issued June 16, 2008 (the “June 16, 2008 Notes”)

On June 16, 2008, the Issuer issued the June 16, 2008 Notes in an aggregate principal amount of $250,000 to the Funds. The June 16, 2008 Notes bear interest at an annual rate of 8.5% and will mature on December 15, 2009. Interest and principal on the June 16, 2008 Notes are due and payable in cash. However, the Issuer has the option to pay the interest on the June 16, 2008 Notes in shares of Preferred Stock of the Issuer, at a price of $0.341 per share. If the Issuer elects to pay interest on the June 16, 2008 Notes in shares of Preferred Stock, at maturity, the Funds may receive up to 93,390 shares of Preferred Stock of the series next designated by the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FirstMark Capital, L.L.C.

Date: August 25, 2008	By:	/s/ Brian Kempner
Brian Kempner
Chief Operating Officer & General Counsel